UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐

Securities Act Rule 802 (Exchange Offer)	☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐

Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

LBI International AB (publ)

(Name of Subject Company)

Not applicable

(Translation of Subject Company’s Name into English (if applicable))

Kingdom of Sweden

(Jurisdiction of Subject Company’s Incorporation or Organization)

Obtineo Netherlands Holding N.V.

(Name of Person(s) Furnishing Form)

Ordinary Shares

(Title of Class of Subject Securities)

Ordinary Share ISIN SE0000495293

(CUSIP Number of Class of Securities (if applicable))

Liesbeth Prins

General Counsel

LBI International AB (publ)

Joop Geesinkweg 209

1096AV Amsterdam, the Netherlands

011 31 20 460 4500

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

with copies to:

Johan Edward Tjaden and Franciscus Johannes Botman

Directors

Obtineo Netherlands Holding N.V.

Sparrenheuvel 36

3708JE Zeist, the Netherlands

011 31 20 460 4500

and

Thomas B. Shropshire, Jr.

Richard Riecker

Linklaters LLP

One Silk Street

London EC2Y 8HQ

United Kingdom

011 44 20 7456 2000

Not applicable

(Date Tender Offer/Rights Offering Commenced)

This Form CB is being furnished by Obtineo Netherlands Holding N.V., registered with the Dutch Commercial Register under number 30277334, a company organized and existing under the laws of the Netherlands (“Obtineo”), in connection with the merger between Obtineo and LBI International AB (publ), corporate registration number 556528-6886, a company organized and existing under the laws of the Kingdom of Sweden (“LBi”).

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit No.
99.1	Information document to shareholders of Obtineo and LBi, dated and filed with the Swedish Financial Supervisory Authority (Sw. Finansinspektionen) on April 12, 2010, prepared in connection with and setting forth the terms and conditions of the Merger (the “Information Document”).

Item 2. Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, is included in the Information Document.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit No.
99.2	Joint press release by LBi and Obtineo, dated February 25, 2010 and entitled “LBi to merge with Obtineo to create Europe’s largest marketing and technology agency.”

99.3	Press release by LBi, dated April 9, 2010 and entitled “Notice of Extraordinary General Meeting of LBI International AB (publ).”

99.4	Press release, dated April 12, 2010 and entitled “Information to the shareholders in LBi and Obtineo regarding the merger between the companies.”

99.5	Board of Directors’ proposal to shareholders, made publicly available on April 9, 2010 and entitled “Documentation to be presented at the Extraordinary General Meeting of LBI International AB (publ).”

PART III – CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X has been filed by Obtineo with the Securities and Exchange Commission concurrently with the furnishing of this Form CB on April 14, 2010.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OBTINEO NETHERLANDS HOLDING N.V.

By:	/s/ Johan Edward Tjaden	By:	/s/ Franciscus Johannes Botman
Name:	Johan Edward Tjaden	Name:	Franciscus Johannes Botman
Title:	Director	Title:	Director
Date:	April 14, 2010	Date:	April 14, 2010